UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  May 31, 2019

  By E-Mail

  Ryan Nebel, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

           Re:     Trans World Entertainment Corporation
                   Preliminary Proxy Statement filed by Mark. R. Higgins, Mark
J. Freiman,
                      Jeff Hastings, and Philip Knowles
                   Filed May 24, 2019
                   File No. 000-14818

  Dear Mr. Freedman:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement
  Proposal Two. Advisory Vote on Executive Compensation, page 12

  1. We note you do not make a recommendation as to this proposal but you indicate elsewhere that you will vote unmarked cards against the proposal. Please revise your disclosure to explain why you intend to vote unmarked cards against the proposal.

  Additional Participant Information, page 18

  2. Please revise the last paragraph in this section to specify the events listed in Item
           401(f)(1)-(8) of Regulation S-K instead of solely referring security holders to the regulation.
 Ryan Nebel, Esq.
Olshan Frome Wolosky LLP
May 31, 2019
Page 2

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions